Exhibit 7.1

América Móvil, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Thousands of Mexican pesos, Except Ratios

	2009		2010		2011
IFRS
Earnings:
Profit before income tax	Ps.	143,200,212	Ps.	135,119,042	Ps.	128,544,828
Plus:
Interest expense		16,564,152		19,934,283		22,716,083
Interest implicit in operating leases		588,565		411,202		547,039
Less:
Equity interest in net income of affiliates		(1,959,378)		(1,671,210)		(1,923,997)

	Ps.	158,393,550	Ps.	153,793,317	Ps.	149,883,953

Fixed Charges:
Interest expense		16,564,512		19,934,283		22,716,083
Interest implicit in operating leases		588,565		411,202		547,039

	Ps.	17,153,077	Ps.	20,345,485	Ps.	23,263,122

Ratio of earnings to fixed charges		9.2		7.6		6.4